919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

May 9, 2014

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Syniverse Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 25, 2014
File No. 001-32432

Dear Mr. Spirgel:

This letter is in response to your letter, dated May 1, 2014, providing comments with respect to the annual report on Form 10-K of Syniverse Holdings, Inc. (the “Company”) for the year ended December 31, 2013, filed on March 25, 2014. The Company confirms receipt of your letter and respectfully informs you that the Company will respond to your comments within 30 business days.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	David W. Hitchcock
Laura E. Binion